UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40959

D. Boral ARC Acquisition I Corp.

(Exact name of registrant as specified in its charter)

10 East 53rd Street, Suite 3001

New York, New York 10022

+(332) 266-7344

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A ordinary share, par value $0.0001 per share: Zero (0)
Warrants, each whole warrant exercisable for one Class A ordinary share: Zero (0)

Pursuant to the requirements of the Securities Exchange Act of 1934, D. Boral ARC Acquisition I Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 27, 2026	By:	/s/ John Darwin
	Name:	John Darwin
	Title:	Chief Financial Officer